UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 17, 2010

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200	**77067**
Houston, Texas	*(Zip Code)*
(Address of principal executive offices)	

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On February 17, 2010, we issued a warrant to United Air Lines to purchase 2,700,000 shares of our common stock for a purchase price of $0.01 per share. We did not issue this warrant for any specified consideration, but instead in connection with our signed agreement described below in Item 8.01-Other Events. We issued the warrant in reliance upon the exemption afforded by the provisions of Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act. The certificate representing the warrant contains (and certificates representing the underlying shares, when issued, will contain) restrictive legends preventing sale, transfer or other disposition, unless registered under the Securities Act or pursuant to an exemption thereunder. The warrant shall terminate and become void as of the earlier of (a) the time and date this warrant is fully exercised with respect to all warrant shares pursuant to the warrant and (b) 5:00 p.m., central time, on the date of the expiration (with respect to all tranches of aircraft and including renewal terms) or earlier termination of our agreement with United Air Lines; provided that if the agreement is terminated due to any material default or breach by ExpressJet, the warrant shall not terminate or become void and shall continue in full force and effect until April 30, 2013.

Item 8.01 Other Events.

On February 17, 2010, we issued a press release announcing our signed agreement with United Air Lines covering 22 ERJ-145 aircraft for United Express service effective December 1, 2009. This signed agreement finalizes the previously announced successful bid by ExpressJet to replace flying done by other United Express partner carriers whose contracts have expired. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

99.1 Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: February 23, 2010

<u>/s/ Phung Ngo-Burns</u>
Phung Ngo-Burns
Vice President and Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1   Press Release
